                                                                    EXHIBIT 99.4

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Member of West Coast Power LLC:

We have audited the accompanying combined balance sheet of West Coast Power LLC (a Delaware limited liability company and wholly owned subsidiary of West Coast Power Holdings LLC) as of December 31, 1999, and the related combined statements of operations, member equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of West Coast Power LLC as of December 31, 1999, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.


                                                             ARTHUR ANDERSEN LLP



Houston, Texas
March 15, 2000

                              WEST COAST POWER LLC


                    COMBINED BALANCE SHEET--DECEMBER 31, 1999



                                     ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                                       $   42,291,460
   Accounts receivable-
     Trade                                                                             62,345,036
     Affiliates                                                                        12,425,151
     Less- Contingent revenues receivable (Note 6)                                    (15,905,719)
                                                                                  ---------------

                               Accounts receivable, net                                58,864,468

   Inventory                                                                           15,603,482
   Prepaid expenses                                                                     2,602,078
   Loans to affiliates (Note 6)                                                        11,465,643
                                                                                  ---------------

                               Total current assets                                   130,827,131
                                                                                  ---------------

PROPERTY, PLANT AND EQUIPMENT, at cost:
   Land                                                                                56,583,322
   Plant and equipment                                                                489,919,078
   Less- Accumulated depreciation                                                     (30,393,600)
                                                                                  ---------------

                               Property, plant and equipment, net                     516,108,800
                                                                                  ---------------

OTHER ASSETS:
   Goodwill, net of amortization of $5,696,859                                         26,890,324
   Deferred financing costs, net of amortization of $771,030                            5,397,186
                                                                                  ---------------

                               Total other assets                                      32,287,510
                                                                                  ---------------

                               Total assets                                        $  679,223,441
                                                                                   ==============

                                              LIABILITIES AND MEMBER EQUITY

CURRENT LIABILITIES:
   Current maturities of long-term debt                                            $   25,000,000
   Accounts payable-
     Trade                                                                             16,166,426
     Affiliates (Note 3)                                                               13,696,198
   Accrued liabilities                                                                 26,745,567
   Contingent revenues collected (Note 6)                                              21,927,348
   Overhaul and maintenance reserves                                                   11,190,440
                                                                                  ---------------

                               Total current liabilities                              114,725,979

LONG-TERM DEBT, net of current maturities                                             272,500,000

COMMITMENTS AND CONTINGENCIES (Notes 6 and 7)

MEMBER EQUITY                                                                         291,997,462
                                                                                   --------------
                               Total liabilities and member equity                 $  679,223,441
                                                                                   ==============


The accompanying notes are an integral part of these combined financial statements.

                              WEST COAST POWER LLC


                        COMBINED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1999


REVENUES:
   Nonaffiliate                                                                    $    240,106,695
   Affiliate                                                                             49,472,254
                                                                                   ----------------
                                                                                        289,578,949
   Less- Contingent revenues (Note 6)                                                   (10,849,362)
                                                                                   ----------------

                                      Net revenues                                      278,729,587
OPERATING COSTS                                                                        (206,940,346)
                                                                                   ----------------
                                      Operating margin                                   71,789,241

DEPRECIATION AND AMORTIZATION                                                           (26,397,605)

GENERAL AND ADMINISTRATIVE EXPENSES                                                      (2,077,259)
                                                                                   ----------------
                                      Income from operations                             43,314,377

INTEREST EXPENSE                                                                        (16,616,034)

INTEREST INCOME                                                                           2,346,407
                                                                                   ----------------
NET INCOME                                                                         $     29,044,750
                                                                                   ================




The accompanying notes are integral part of these combined financial statements.

                              WEST COAST POWER LLC


                       COMBINED STATEMENT OF MEMBER EQUITY

                      FOR THE YEAR ENDED DECEMBER 31, 1999


 BALANCE, January 1, 1999                                                           $   134,850,078
   Contributions                                                                        142,642,634
   Net income                                                                            29,044,750
   Distributions                                                                        (14,540,000)
                                                                                    ---------------
 BALANCE, December 31, 1999                                                         $   291,997,462
                                                                                    ===============




The accompanying notes are an integral part of these combined financial statements.

                              WEST COAST POWER LLC


                        COMBINED STATEMENT OF CASH FLOWS

                      FOR THE YEAR ENDED DECEMBER 31, 1999


CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                                                     $   29,044,750
   Adjustments to reconcile net income to net cash provided by (used in) operating activities-
     Depreciation and amortization                                                                    26,397,605
     Changes in assets and liabilities that provided (used) cash-
       Accounts receivable                                                                            (6,076,473)
       Contingent receivables                                                                        (22,849,885)
       Inventory                                                                                         (65,213)
       Prepaid expenses                                                                               (1,554,054)
       Payables                                                                                       22,449,400
       Accrued liabilities                                                                           (84,399,090)
       Overhaul and maintenance reserve                                                                8,065,007
       Contingent revenues collected                                                                  (3,023,449)
       Other, net                                                                                     (5,901,933)
                                                                                                 ---------------
                            Net cash used in operating activities                                    (37,913,335)
                                                                                                 ---------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures                                                                               (3,523,332)
   Business acquisitions, net of cash acquired                                                      (352,500,064)
                                                                                                 ---------------
                            Net cash used in investing activities                                   (356,023,396)
                                                                                                 ---------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from long-term borrowings                                                                378,366,037
   Repayments of long-term borrowings                                                                (80,866,037)
   Loans to affiliates                                                                               (11,465,643)
   Contributions                                                                                     142,642,634
   Distributions                                                                                     (14,540,000)
                                                                                                 ---------------
                            Net cash provided by financing activities                                414,136,991
                                                                                                 ---------------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                                             20,200,260

CASH AND CASH EQUIVALENTS, beginning of year                                                          22,091,200
                                                                                                 ---------------

CASH AND CASH EQUIVALENTS, end of year                                                           $    42,291,460
                                                                                                 ===============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
   Cash paid for interest                                                                        $    15,086,581
                                                                                                 ===============




The accompanying notes are an integral part of these combined financial statements.

                              WEST COAST POWER LLC


                     NOTES TO COMBINED FINANCIAL STATEMENTS



1.  FORMATION AND
    NATURE OF OPERATIONS:

Formation

Prior to 1999, Dynegy Power Corp. (DPC), a wholly owned subsidiary of Dynegy Inc. (Dynegy), and NRG Energy, Inc. (NRG), a wholly owned subsidiary of Northern States Power (collectively, the Members), each held a 50 percent interest in two limited liability companies: El Segundo Power, LLC (ESP), and Long Beach Generation LLC (LBG) (collectively, the Historical LLCs). In May 1999, the Members acquired the assets and liabilities which make up Cabrillo Power I LLC (Cabrillo I) and Cabrillo Power II LLC (Cabrillo II) (collectively, the New
LLCs). Effective June 30, 1999, the Members formed WCP Holdings LLC (Holdings) and West Coast Power LLC (WCP). The Members have an equal interest in Holdings and share in profits and losses equally. WCP is wholly owned by Holdings and serves as a holding company for the Historical LLCs and New LLCs. The accompanying combined financial statements represent the financial position and results of operations and cash flows of WCP. Upon formation of WCP, the assets and liabilities of the Historical LLCs were contributed to WCP by the Members and were recorded at their historical costs because the transfer represented a reorganization of entities under common control. Operating results for the Historical LLCs are included in WCP's combined statement of operations for all of 1999. Results of operations of the New LLCs are included in WCP's combined statement of operations from the date acquired by the Members from third parties, in May 1999 (see Note 8).

Operations

ESP owns a 1,020-megawatt (MW) plant located in El Segundo, California, consisting of four steam electric generating units. ESP's assets were purchased from the Southern California Edison Company (SCE) through a competitive bid process for $88.3 million on April 4, 1998. The facility operates as a merchant plant, selling energy and ancillary services, as defined in the California Independent System Operator (ISO) tariff, to the deregulated California wholesale electric market. The facility also had a Must-Run Agreement (MRA) with the ISO. The MRA was terminated by the ISO on December 31, 1999.

LBG owns a 560-MW plant located in Long Beach, California, consisting of seven 60-MW gas turbine generators, and also owns two 70-MW steam turbine units. LBG's assets were purchased from SCE on April 1, 1998, through a competitive bid process for $29.8 million. The facility operates as a merchant plant, selling energy and ancillary services through the deregulated California wholesale electric market.

Cabrillo I owns a 965-MW plant located in Carlsbad, California, consisting of five steam electric generating units and one combustion turbine. Cabrillo I's assets were purchased from San Diego Gas & Electric (SDG&E) on May 22, 1999, at a purchase price of $283.4 million. The facility operates as a merchant plant, selling energy and ancillary services to the California wholesale electric market. The facility also has an MRA with the ISO.

Cabrillo II owns 17 combustion turbines with an aggregate capacity of 253 MW located throughout San Diego County, California. Cabrillo II's assets were purchased on May 22, 1999, from SDG&E through a competitive bid process for a purchase price of $69.1 million. The facility operates as a merchant plant, selling energy and ancillary services to the California wholesale electric market. The facility also has an MRA with the ISO.

2.  SUMMARY OF SIGNIFICANT
    ACCOUNTING POLICIES:

Cash and Cash Equivalents

WCP considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Revenues from the sale of energy and ancillary services are recorded based upon output delivered and/or service provided multiplied by contract terms where applicable and/or market pricing. Revenues received from the MRA are primarily derived from availability payments and amounts based on reimbursing variable costs. Virtually all of WCP's sales are to the ISO and the California Power Exchange. Affiliate revenues represent sales to Dynegy Power Marketing, Inc. (see Note 3). Revenues identified as contingent are appropriately reserved, as discussed in Note 6.

Federal Income Taxes

WCP is not a taxable entity for federal income tax purposes. Accordingly, there is no provision for income taxes in the accompanying financial statements.

Property, Plant and Equipment

Plant and equipment costs are being depreciated on a straight-line basis over an estimated useful life of three to 29 years.

Goodwill

Goodwill represents the excess purchase cost over the estimated fair value of the assets acquired and liabilities assumed and is being amortized on a straight-line basis over pro rated three-year and 15-year estimated useful lives based on the useful life of the related plant and equipment.

Overhaul and Maintenance Reserves

WCP accrues major overhaul and maintenance costs expected to be incurred that are not covered by the operations and maintenance agreements (see Note 4). Other maintenance and repair costs are charged to expense as incurred.

Environmental Costs

Environmental costs relating to current operations are expensed. Liabilities are recorded when an environmental assessment indicates that remedial efforts are probable and the costs can be reasonably estimated.

Risk Management Activities

WCP periodically enters into financial instrument contracts to hedge purchase and sale commitments and fuel requirements of natural gas and electricity in order to minimize the risk of market fluctuations. Gains and losses from hedging transactions are recognized in income and are reflected as cash flows from operating activities in the periods in which the underlying commodity being hedged is sold or purchased or at expiration of the hedge. If necessary correlation to the commodity being hedged ceases to exist, further gains or losses associated with such contract(s) are recognized in income beginning in the period correlation is lost. At December 31, 1999, in connection with the open risk management contracts designated as hedges, WCP recorded deferred revenue of approximately $8.6 million, which is classified as an accrued liability in the accompanying balance sheet.

Use of Estimates in
Financial Statement Preparation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires estimates and assumptions that affect the reported amounts of assets and liabilities as well as certain disclosures. WCP's financial statements include amounts that are based on management's best estimates and judgments. Actual results could differ from those estimates.

Fair Value of Financial Instruments

WCP's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and debt instruments. The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable are representative of their respective fair values due to the short-term maturity of these instruments. The carrying amount of WCP's debt instruments is considered to approximate the fair value of these instruments as their interest rates are based on the London Interbank Offering Rate (LIBOR). WCP has entered into certain interest rate swap agreements in order to fix the effective interest rate (see Note 5).

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives will be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 is effective for all fiscal years beginning after June 15, 2000. WCP's management does not anticipate that the adoption of SFAS No. 133 will have a material impact on its financial position or the results of its operations.

3.  RELATED PARTIES:

WCP has contracted with affiliates of Dynegy to provide management services, as described below. Total costs and management fees associated with these services, excluding accrued fees related to contingent revenues (see Note 6), were approximately $5,248,000 in 1999.

WCP contracted with Dynegy Power Management Services, L.P., an affiliate of WCP, to manage the Administrative Services Management Agreement (ASMA) which provides administrative services such as business management and accounting to WCP. Fees for such services are subject to executive committee approval if the amounts exceed a certain percentage of the applicable annual approved budget. The executive committee consists of two representatives, each from Dynegy and NRG.

WCP contracted with Dynegy Power Marketing, Inc., an affiliate of WCP, to provide all power scheduling, power marketing and trading and risk management for WCP under an energy management agreement (EMA).

WCP contracted with Dynegy Marketing and Trade, an affiliate of WCP, to provide all scheduling and marketing of fuel supply for WCP under the EMA.

WCP has also contracted with NRG West Coast, Inc., an affiliate of WCP, to manage the Operations and Management Services Agreement (OMSA). These services consist primarily of overseeing the operations and maintenance efforts of SCE and SDG&E (see Note 4). SCE and SDG&E will operate their respective facilities for two years from the acquisition dates (see Note 1); after that time, the OMSA will be renegotiated and NRG will take over operations of the facility. Fees for such services are subject to executive committee approval if the amounts exceed a certain percentage of the applicable annual approved budget. Fees associated with this service totaled approximately $744,000 in 1999.

4.  SCE AND SDG&E OPERATION AND
    MAINTENANCE AGREEMENT:

As part of the acquisition of each of the Historical LLCs, WCP was required to enter into operation and maintenance (O&M) agreements with SCE, which will expire in April 2000. For the New LLCs' acquisition, WCP was required to enter into an O&M agreement with SDG&E, which will expire in May 2001. The SCE and SDG&E O&M agreements are cost-plus agreements based on SCE's and SDG&E's estimates of the direct and indirect service costs for operating and maintaining the plant sites. Expenses related to such services of approximately $25,900,000 in 1999 were included in operating costs in the accompanying statement of operations.

5. LONG-TERM DEBT:

WCP entered into a credit agreement with Bank of America Securities LLC, as agent, to arrange with a syndicate of banks a five-year $322,500,000 amortizing term loan with a balloon payment and a $40,000,000 working capital facility line of credit (the Credit Agreement); the credit agreement matures in June 2004. The interest rate used on the outstanding loan balance is based upon LIBOR plus 2.0 percent, increasing in year three to 2.125 percent. During 1999, WCP borrowed and repaid approximately $33,000,000 on the working capital facility. WCP paid interest on these borrowings of approximately $13,218,000 in 1999.

On September 30, 1999, WCP entered into two interest rate swap agreements related to WCP's debt. One agreement effectively fixed the interest rate at
6.435 percent for the first $60,000,000 and matures June 2004. The second swap agreement effectively fixed the interest rate at 6.230 percent for an incremental $40,000,000 and matures in June 2002. The fair value of these swap agreements at December 31, 1999, was $1,017,000 and $466,000 for the swaps maturing in 2004 and 2002, respectively.

The credit agreement is secured by all of WCP's assets and membership interests. Dynegy and NRG have provided limited guarantees for environmental capital expenditures and interest. Environmental capital expenditures, as defined in the Credit Agreement, will be funded by the Members, who will make capital contributions or subordinated loans to WCP to the extent necessary for environmental capital expenditures up to an aggregate of $80 million.

Future maturities of principal under the term loan are as follows:

         2000                     $   25,000,000
         2001                         24,000,000
         2002                         18,000,000
         2003                         18,000,000
         2004                        212,500,000
                                  --------------
                                  $  297,500,000
                                  ==============


6.  CONTINGENT REVENUES:

WCP has accrued certain reserves pertaining to contingent revenues. These reserves relate to various disputes with customers that are subject to contract interpretations, compliance with processes and filed market disputes. The following summarizes the status of these reserves as of December 31, 1999.


December 31, 1999-
   Contingent revenues receivable                                                $  15,906,000
   Contingent revenues collected                                                    21,927,000
                                                                                --------------

                     Total balance sheet reserve                                    37,833,000

1998 revenues in dispute at December 31, 1999                                      (17,794,000)
                                                                                --------------

1999 revenues disputed                                                              20,039,000
Revenues reserved during 1998, settled in 1999                                      (9,190,000)
                                                                                --------------

                     Revenues reserved during 1999                               $  10,849,000
                                                                                ==============


WCP is actively pursuing resolution and/or collection of these amounts. Contingent revenues receivable in the accompanying balance sheet are reflected net of accrued management fees, while contingent revenues collected represent cash received related to such contingent items. Management believes that all recorded amounts related to contingent items are accruable based on contractual interpretations and compliance with processes and upon any final resolution and/or collection of these amounts, such revenues will be recognized in earnings. WCP loaned the Members a total of $11.4 million collected from contingent revenues in 1999. These receivables are reflected as loans to affiliates in the accompanying combined balance sheet.

7.  COMMITMENTS AND CONTINGENCIES:

WCP is involved in disputes arising in the ordinary course of business. Management does not believe the outcome of such disputes will have a material adverse effect on WCP's financial position or results of operations.

8.  ACQUISITION OF CABRILLO I AND II:

In May 1999, the Members acquired the assets and liabilities of Cabrillo I and Cabrillo II from a third party. The acquisition was accounted for using the purchase method of accounting. Accordingly, the purchase cost, net of working capital, was allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The purchase price allocation as presented herein is considered preliminary and is dependent upon subsequent valuation of individual assets and liabilities and the ultimate resolution of certain pending legal and other contingencies existing at the time of acquisition. Cash paid for the acquisition was allocated as follows:



                                      Cabrillo I      Cabrillo II
Assets acquired-
   Current assets and other         $    7,279,000    $  3,886,000
   Noncurrent assets                   370,588,000      66,675,000
Liabilities assumed                    (94,501,000)     (1,427,000)
                                    --------------    ------------

        Cash paid                   $  283,366,000    $ 69,134,000
                                    ==============    ============


The following unaudited pro forma information presents a summary of combined results of operations of WCP for the year ended December 31, 1999, as if the acquisition of the New LLCs by the Members and subsequent transfer to WCP had occurred on January 1, 1999.

Revenues                  $  300,418,772
Net income                    23,593,479

These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as additional depreciation expense as a result of the increased basis of fixed assets. They do not purport to be indicative of the results of operations which actually would have resulted had the combination been effective on January 1, 1999, or of future results of operations of the combined entities.